Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sally Beauty Holdings, Inc.:

We consent to the incorporation by reference in the registration statements on Form S-4 (Registration No. 333-144427) of Sally Holdings LLC of our reports dated November 19, 2009, with respect to the consolidated balance sheets of Sally Holdings LLC (prior to November 16, 2006, Sally Holdings, Inc.) and subsidiaries as of September 30, 2009 and 2008, and the related consolidated statements of earnings, cash flows and member’s (deficit)/stockholder’s equity for each of the years in the three-year period ended September 30, 2009, and the effectiveness of internal control over financial reporting as of September 30, 2009, which reports appear in the September 30, 2009 Annual Report on Form 10-K of Sally Holdings LLC.

/s/ KPMG LLP

KPMG LLP

Dallas, Texas

November 19, 2009